9th February, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

9 February 2007

2006 fourth quarter and full year preliminary results publication place of MOL Plc.

MOL Hungarian Oil and Gas Public Limited Company hereby informs its shareholders and the capital market players that its 2006 fourth quarter and full year consolidated flash report according to the International Financial Reporting Standard (IFRS) and the Capital Market Act was completed. From 12 February 2007 the flash report is available on MOL's website (www.mol.hu) and the Budapest Stock Exchange's web site (www.bet.hu) as well as it can be take away from the headquarter of MOL Plc. (1117 Budapest Október huszonharmadika utca 18. phone: +36-1-464-1395, Fax: +36-1-464-1335, e-mail: investorrelations@mol.hu)

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Group 2006 fourth quarter and full year preliminary results

INVESTOR RELATIONS

RECORD YEAR WITHOUT GAS BUSINESS

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2006 fourth quarter and full year preliminary results. This report contains consolidated financial statements for the period ended 31 December 2006 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q4 2005		Q4 2006		Change %		FY 2005		FY 2006		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	753.1	3,555.7	627.6	3,108.5	(17)	(13)	2,455.2	12,294.4	2,890.7	13,732.5	18	12
EBITDA	105.6	498.6	83.8	415.1	(21)	(17)	427.9	2,142.7	532.9	2,531.6	25	18
Operating profit	**64.7**	**305.5**	**45.2**	**223.9**	**(30)**	**(27)**	**304.4**	**1,524.3**	**397.4**	**1,887.9**	**31**	**24**
Operating profit adjusted by discontinuing operation [2]	**82.8**	**390.9**	**45.9**	**227.3**	**(45)**	**(42)**	**290.2**	**1,453.2**	**317.1**	**1,506.4**	**9**	**4**
Net financial expenses/(gain)	9.4	44.4	10.9	54.0	16	22	32.2	161.2	37.7	179.1	17	11
Net income	**52.3**	**246.9**	**24.5**	**121.3**	**(53)**	**(51)**	**244.9**	**1,226.3**	**331.4**	**1,574.3**	**35**	**28**
Operating cash flow	90.7	428.2	123.6	612.2	36	43	282.2	1,413.1	528.0	2,508.3	87	78

[1] In converting HUF financial data into US Dollars, the following average NBH rates were used: for Q4 2005: 211.8 HUF/USD, for 2005: 199.7 HUF/USD, for Q4 2006: 201.9 HUF/USD, for 2006: 210.5 HUF/USD.
[2] Operating profit excluding the one-off gain of HUF 82.6 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage).

Operating profit increased by HUF 93.0 bn, to HUF 397.4 bn (USD 1,887.9 mn) in 2006. Operating profit adjusted by discontinuing operation grew by 9% in 2006 y-o-y. Previous years' investments put us in a good position to benefit from the favourable industry environment, while efficiency improvements in all businesses also supported EBIT growth. Net income grew by HUF 86.5 bn to HUF 331.4 bn (USD 1,574.3 mn) in 2006, reflecting the strong operating performance of our key businesses, and the gas transaction gain.

In Q4 2006, operating profit adjusted by discontinuing operation decreased by 45%, mainly due to the negative industry environment (significant drop in gasoline and diesel crack spreads, narrowing Brent-Ural differential, weakening USD and higher royalty payment), the planned shut downs at both of the refineries occurring in every three years and a large negative inventory impact in our Downstream segment. Financial results were negatively impacted by a non-cash item of HUF 14.1 bn valuation losses on the conversion option embedded in the capital security. As a result, Q4 2006 net profit declined by 53% y-o-y to HUF 24.5bn in Q4 2006.

- **Exploration & Production** operating profit increased by HUF 18.0 bn to HUF 123.4 bn (USD 586.2 mn) in 2006, due to a 2% increase in average daily hydrocarbon production, higher crude oil prices and a stronger USD against the HUF. Q4 2006 EBIT decreased by HUF 13.6 bn, mainly due to a HUF 14.2 bn higher royalty payment on domestic gas production.
- **Refining & Marketing** contributed an operating profit of HUF 171.5 bn down 3% (USD 814.7 mn down 8%), compared to 2005, while clean CCS profit grew by 12% to HUF 164.8 bn. Higher sales volumes, stronger USD and efficiency improvement more than compensated for the weakening crack-spreads in 2006. Clean CCS operating profit in Q4 2006 decreased by HUF 6.6 bn to HUF 34.0 bn, mainly due to weaker refining margins and key refinery units' turnaround.
- The **Petrochemical** segment's operating profit increased by 21% y-o-y to HUF 23.2 bn (USD 110.2 mn) in 2006, since previous years' investments and efficiency improvements allowed us to benefit from the improving integrated petrochemical margin. In Q4 2006, operating profit grew by 80% y-o-y to HUF 10.1 bn, mainly due to positive changes in the petrochemical environment.
- **Gas Transmission** operating profit grew by HUF 2.0 bn to HUF 29.3 bn (USD 139.2 mn) in 2006, mainly due to higher transmission tariffs and the excess capacity fee. In Q4 2006, operating profit increased by HUF 0.7 bn to HUF 6.2 bn.
- A **net financial expense** of HUF 37.7 bn was recorded in 2006, which includes a net foreign exchange loss of HUF 21.0 bn and a HUF 14.1 bn fair value valuation loss on the conversion option embedded in the capital security.
- **Capital expenditure** and investments were HUF 186.5 bn (USD 886.0 million) in 2006. In Q4 2006, capital expenditure and investments were HUF 12.7 bn lower than the same period last year. Net cash at the end of December 2006 was HUF 187.8 bn, while net cash to the sum of net debt and total equity was 17.3%.
- **Operating cash flow** before changes in working capital increased by 13% to HUF 450.6 bn (USD 2,140.5 mn) in 2006. Including working capital changes and corporate tax paid, operating cash flow increased by 87%, to HUF 528.0 bn (USD 2,508.3 mn). In Q4 2006, operating cash flow increased by 36% to HUF 123.6 bn (USD 612.2 mn).
- **MOL established the Sustainable Development (SD) Committee** of the Board of Directors, for assessing the company's existing activities in terms of sustainability and develops its own strategic initiatives and action plan for the period of 2007-2010. One of MOL's objectives in this area is to become member of the Dow Jones Sustainability Index.

PLEASE NOTE THAT QUARTERLY AND FULL YEAR FINANCIAL STATEMENTS IN THIS REPORT ARE UNAUDITED

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

"In 2006 we achieved outstanding results with an EBITDA of USD 2.2 billion (excluding one-off gains on gas divestments), which corresponds to a 25.7% ROACE on an after tax basis. These results justify our long-term strategic decisions and reflect continuous efficiency gains of our businesses. Our strong balance sheet will allow us to capitalise on inorganic growth opportunities in the future.

In Q4 we continued to deliver on our strategy. We became the 100% owner of a Russian-based E&P company, BaiTex, increasing our proven and probable reserves by 67 million barrels (SPE). Using our special IOR techniques we can significantly increase the production level of the field in the future."

Overview of the environment

Global economic growth remained robust at above 3% in Q4 2006 following its decline throughout most of 2005. The geographical composition of growth moved towards a more balanced structure. The recent interest rate rises have started to moderate growth in the US. Eurozone economies caught up with US economy and demonstrated similarly dynamic growth, while China's investment boom continues.

Oil prices reached record highs at 78 USD/bbl in early August, but fell sharply in September and stayed around 60 USD/bbl all through Q4. The average CIF Med quoted price of Ural Blend increased by 21% in USD terms, compared to 2005. The Brent-Ural differential increased to 3.7 USD/bbl in 2006 from 3.6 USD/bbl in 2005.

Oil demand was up by 1.94% to an average 85.7 m bbl/day in Q4 2006, according to IEA data. However, demand growth remained moderate, at 0.94% in 2006. Substantial **additional crude supply** was a result of faster than expected recovery of crude production after the hurricanes and new capacities, mainly from the Caspian region. Together with the slowing growth in demand, this has created a relative oversupply of crude oil, which was reflected in increasing stocks of crude and later in the easing of prices.

Since crude oil demand is driven by motor fuels, refinery capacity has reached its limit. As a result, **refinery margins** were well above the historical average although they decreased in line with oil prices since August due to weaker demand and recent mild weather.

Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 4.3%, while the gas oil crack spread decreased by 10.8% compared to 2005.

The **USD** appreciated by an average of 5% against the HUF, while the EUR appreciated by an average 7% against the HUF in 2006. The year-end EUR remained almost unchanged (from 252.7 to 252.3) in 2006. While the US dollar depreciated by 1% from year-end 2005 to 31 December 2006 (from 213.6 to 191.6). The US dollar depreciated by an average of 4% against the Slovak Crown in 2006, while the Euro depreciated by an average 4% against the Slovak Crown year on year.

In Hungary, GDP growth is below the Central European average but its structure remains healthy. The economy is still driven mainly by exports and investment. Growth of domestic consumption slowed to a sustainable level. However, increasing investment demand, growing but still low household savings and an excessive budget deficit led to a high current account deficit. Q4 2006 witnessed the appreciation of the forint, as concerns over short-term financial sustainability eased. Inflation increased sharply, as an immediate consequence of the government's austerity measures. The adjustment will be achieved mainly through increasing tax revenues, which will also result in slower growth for the next few years. Domestic fuel prices have followed the international markets, resulting in a considerable price decrease. Fuel demand continued to grow robustly, but the austerity package is expected to result in a substantial reduction in fuel demand growth, especially in the case of gasoline.

The **Slovak economy** continued to expand during the last months of 2006. GDP, according to estimates, grew at a very solid pace of near 8% y-o-y. Other figures also show the excellent condition of the Slovak economy. Inflation slowed down to close to 4%, while SKK appreciated against EUR by 8% compared to the end of 2005. Slovakia succeeded in getting the public finances' gap down to under 3% of GDP. All relevant authorities repeatedly expressed their intention to meet the required criteria for the adoption of the euro from 2009. Development of prices across world energy markets helped Slovakia in its efforts towards this goal and contributed to the continuation of strong fuel consumption, especially in the diesel sector.

Exploration and Production

Segment IFRS results (in HUF bn)

Q3 2006	Q4 2006	Q4 2005	Ch. %	Exploration & Production	FY 2005	FY 2006	Ch. %
42.6	31.4	44.7	(30)	EBITDA	137.0	161.3	18
34.9	**17.8**	**31.4**	**(43)**	**Operating profit/(loss)**	**105.4**	**123.4**	**17**
8.4	55.8	10.6	426	CAPEX and investments[1]	34.4	79.6	131

Key segmental operating data

Q3 2006	Q4 2006	Q4 2005	Ch. %	HYDROCARBON PRODUCTION (gross figures before royalty)	FY 2005	FY 2006	Ch. %
538	**534**	**578**	**(8)**	**Crude oil production (kt) ***	**2,253**	**2,167**	**(4)**
215	219	219	0	Hungary	884	857	(3)
323	315	359	(12)	Russia	1,369	1,310	(4)
725	**796**	**770**	**3**	**Natural gas production (mcm, net dry) ****	**2,874**	**3,079**	**7**
713	779	760	3	Hungary	2,843	3,028	7
12	17	10	70	Pakistan	31	51	65
51	**50**	**47**	**6**	**Condensate (kt)**	**206**	**216**	**5**
49	**61**	**66**	**(8)**	**LPG and other gas products (kt)**	**257**	**243**	**(5)**
97,503	**101,905**	**104,326**	**(2)**	**Average hydrocarbon prod. (boe/d)**	**101,055**	**102,618**	**2**

*Excluding separated condensate
**Domestic production, excluding original cushion gas production from gas storage.

Q3 2006	Q4 2006	Q4 2005	Ch. %	Realised hydrocarbon price	FY 2005	FY 2006	Ch. %
54.4	45.5	43.3	5	Average realised crude oil and condensate price (USD/bbl)	41.2	49.8	21
52.3	48.0	43.7	10	Average realised total hydrocarbon price (USD/boe)	39.7	49.5	25

The operating profit of the E&P segment was HUF 123.4 bn, up 18.0 HUF bn or 17% y-o-y in 2006. The main drivers for the profit improvement were the rising oil prices (Brent oil price rose an average of 19% y-o-y), favourable exchange rate development (USD gained 5% against HUF), a 7% growth in gas production volume, and further efficiency improvements. The domestic oil price increased by 27% (in HUF-terms), while the sales price of domestically produced natural gas increased even faster (+41%) in 2006. At the same time, Q4 2006 operating profit was HUF 13.6 bn lower compared to Q4 2005 despite nearly similar volumes, mainly due to the increased royalty paid on domestic gas production (by HUF 14.2 bn). The regulated gas wholesale price (this price is not the realised MOL gas price) serving as basis for royalty payments in case of gas production in Hungary, rose by 45% y-o-y in Q4 2006.

Upstream revenues grew by HUF 98.1 bn, while **expenditures** were HUF 80.1 bn higher y-o-y in 2006, mainly due to various taxes linked to prices (e.g. the extra mining royalty on Hungarian natural gas production, Russian export duty). Two thirds of the E&P expenditure increase was due to the mining royalty on Hungarian production, which increased by nearly 73% y-o-y. The extra mining royalty on natural gas was 72% of the total payments in 2006 (HUF 90.0 bn out of HUF 124.4 bn total royalty on Hungarian production).

The **unit oil production cost** (including condensate production) remained unchanged at 3.4 USD/bbl.

Average daily hydrocarbon production in 2006 grew by 2% y-o-y, exceeding the 102,600 boe/day level, as slightly lower oil production was more than compensated by higher Hungarian natural gas production due to growing production from the Hosszúpályi gas-field and Szőreg-I gas cap reservoir. The volume of gas produced in the Manzalai field in Pakistan (where early production started last year) showed a notable increase, though its share in the total production is not yet significant.

The **Szőreg-1 gas cap reservoir** was sold for HUF 65bn to MSZKSZ Zrt (a new affiliate of MOL Group created to develop a 1.2 bcm underground strategic gas storage facility) on 4 January 2007. As a result of this transaction, production from this field was halted and no further production will be available from Szőreg-1 from 2007, leading to a substantial decrease in our Hungarian natural gas production between 2007 and 2010. The field contributed 0.5 bn bcm in 2006 gas production. Forecast production for the years 2007 to 2010 were 0.5, 0.4, 0,3 and 0.3 bcm respectively

Upstream capex and investments amounted to HUF 79.6 bn in 2006. More than one third (HUF 28.1 bn) of this amount was spent on Hungarian projects, of which HUF 12.1 bn was allocated for development projects and HUF 8.4 bn was spent on Hungarian exploration projects. Capex spending on implementation of international projects was split almost equally between field developments and exploration. The first category includes the continuing drilling works in the ZMB field and the initial development of the Pakistani discoveries (HUF 2.9 bn and HUF 0.7 bn, respectively), while the Kazakh (Fedorovsky block) and the Yemeni (Block 48) projects were the most significant ones in exploration (with spending of HUF 1.8 bn and HUF 1.6 bn, respectively). Further exploration activities took place in Pakistan, Russia and Oman. A Russian oil producing company, BaiTex, was acquired by MOL in December 2006, contributing to increased upstream capex.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment IFRS results (in HUF bn)

Q3 2006	Q4 2006	Q4 2005	Ch. %	Refining & Marketing	FY 2005	FY 2006	Ch. %
74.5	35.1	58.7	(40)	EBITDA	238.4	234.5	(2)
58.7	**19.5**	**38.4**	**(49)**	**Operating profit/(loss)**	**177.0**	**171.5**	**(3)**
18.4	38.6	26.3	47	CAPEX and investments[1]	92.2	74.2	(20)

Q3 2006	Q4 2006	Q4 2005	Ch. %		FY 2005	FY 2006	Ch. %
58.7	**19.5**	**38.4**	**(49)**	**Reported EBIT**	**177.0**	**171.5**	**(3)**
0.0	0.0	0.0	-	One – off items	8.6	0.0	-
1.9	14.5	2.2	559	Replacement modification	(39.1)	(6.7)	83
60.6	**34.0**	**40.6**	**(16)**	**Estimated clean CCS**	**146.5**	**164.8**	**12**

Key segmental operating data

Q3 2006	Q4 2006	Q4 2005	Ch. %	REFINERY PROCESSING Kt	FY 2005	FY 2006	Ch. %
232	230	231	0	Domestic crude oil	908	852	(6)
3,082	2,758	2,906	(5)	Imported crude oil	11,503	11,673	1
55	50	50	0	Condensates	210	214	2
576	612	689	(11)	Other feedstock	2,433	2,371	(3)
3,945	**3,650**	**3,876**	**(6)**	**TOTAL REFINERY THROUGHPUT**	**15,054**	**15,110**	**0**
148	228	168	36	Purchased and sold products	566	672	19

Q3 2006	Q4 2006	Q4 2005	Ch. %	REFINERY PRODUCTION Kt	FY 2005	FY 2006	Ch. %
720.6	618.2	715.4	(14)	Motor gasoline	2,887.7	2,740.0	(5)
1,570.2	1,397.5	1,463.2	(4)	Gas and heating oil	5,606.2	5,920.1	6
422.9	459.7	454.8	1	Naphtha	1,731.4	1,838.0	6
831.4	750.4	785.2	(4)	Other products	3,116.3	2,900.1	(7)
3,545.1	**3,225.8**	**3,418.6**	**(6)**	**TOTAL PRODUCT**	**13,341.6**	**13,398.2**	**0**
30.8	48.3	37.5	29	Refinery loss	146.0	156.4	7
369.3	376.0	420.2	(11)	Own consumption	1,566.2	1,555.4	(1)
3,945.2	**3,650.1**	**3,876.3**	**(6)**	**TOTAL REFINERY PRODUCTION**	**15,053,8**	**15,110.0**	**0**

Q3 2006	Q4 2006	Q4 2005	Ch. %	REFINED PRODUCT SALES Kt (Group external sales)	FY 2005	FY 2006	Ch. %
1,321	1,313	1,221	8	Hungary	4,256	4,804	13
419	384	373	3	Slovakia	1,385	1,471	6
1,535	1,343	1,526	(12)	Other markets	6,113	5,814	(5)
3,275	**3,040**	**3,120**	**(3)**	**TOTAL CRUDE OIL PRODUCT SALES**	**11,754**	**12,089**	**3**

Q3 2006	Q4 2006	Q4 2005	Ch. %	REFINED PRODUCT SALES Kt (Group external sales)	FY 2005	FY 2006	Ch. %
799	672	823	(18)	Motor gasoline	3,102	2,955	(5)
1,760	1,606	1,581	2	Gas and heating oils	5,901	6,384	8
716	762	716	6	Other products	2,751	2,750	0
3,275	**3,040**	**3,120**	**(3)**	**TOTAL CRUDE OIL PRODUCT SALES**	**11,754**	**12,089**	**3**
505	516	485	6	o/w Retail segment sales	1,803	1,954	8
602	545	512	6	o/w Direct sales to other end-users*	1,866	2,129	14
547	**635**	**683**	**(7)**	**Petrochemical feedstock transfer**	**2,515**	**2,500**	**(1)**

*Motor gasoline, gas and heating oil sales

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Operating profit of the R&M segment was at HUF 171.5 bn in 2006 down by HUF 5.5 bn y-o-y. Clean EBIT (excl. inventory impact) grew by HUF 18.3bn (12%) y-o-y, as the negative impact from lower crack spreads was more than compensated by higher sales volumes, stronger USD and efficiency improvement.

Q4 2006 EBIT decreased by HUF 18.9 bn y-o-y, mainly due to weaker crack spreads, lower sales volume (key units' turnaround implemented in every three years), weakening USD and inventory revaluation. In preparation for the planned shut-downs at both of our refineries, Q3 was closed at a relatively high inventory level, which increased the negative inventory impact to HUF 14.5bn in Q4. Clean EBIT showed only a HUF 6.6 bn decline y-o-y in Q4 as our efficiency improvement partially compensated the significant drop in crack spreads.

Total sales volumes increased by 3% y-o-y to 12,089kt with strong growth in diesel sales (up 11% to 5,656 kt) in 2006. Petrochemical feedstock sales were stable y-o-y in 2006, as a result of group level optimisation.

Regional fuel demand, especially diesel consumption, fuelled by strong economic growth and intensive infrastructural investments, increased significantly in 2006 y-o-y, despite higher quoted product prices.

In Hungary, we managed to increase our refinery coverage through new customer acquisitions. Gasoline demand increased by 6% y-o-y in 2006. Our gasoline sales grew by 12%, raising our refinery coverage by 4 percentage points. Diesel consumption grew by a 16% y-o-y, with an increase in MOL sales of 20%. As a result, MOL recorded a 3 percentage points higher refinery coverage y-o-y in 2006.

In Slovakia, motor gasoline demand increased by 5%. MOL's wholesale volume eroded by 3% as hypermarkets increased theirs imports. Diesel demand in Slovakia grew by 16% with MOL sales increase of 9% y-o-y in 2006, leading to lower refinery coverage.

In other markets, the main aim was profit optimization. We focused on domestic markets, which caused a 5% y-o-y decline in export sales volumes in 2006. Furthermore, within the export sales we were able to shift the volumes sold to end-user customers.

Retail

Q3 2006	Q4 2006	Q4 2005	Ch. %	REFINED PRODUCT RETAIL SALES Kt	FY 2005	FY 2006	Ch. %
220.6	205.4	221.5	(7)	Motor gasoline	856.3	850.7	(1)
276.5	304.0	255.9	19	Gas and heating oils	918.0	1,076.3	17
7.4	6.5	8.1	(20)	Other products	28.3	26.7	(6)
504.5	**515.9**	**485.5**	**6**	**TOTAL OIL PRODUCT RETAIL SALES**	**1,802.6**	**1,953.7**	**8**

772 filling stations were operated by the group by the end of 2006 (for details please see Appendix X). Within the framework of the retail network efficiency improvement program, the sale of the Polish network was completed and 48 low turnover sites were closed in Slovakia in 2006. In addition, the petrol station swap with SNP Petrom reduced our Romanian network by 19 petrol stations as of Q4 2006.

Total retail volumes grew by 8% in 2006 vs. 2005.

Hungarian retail fuel sales volumes, grew by 4.2%, while the average throughput per site increased by 3.9% y-o-y in 2006. The 1.9% fall in gasoline sales was more than compensated by the 11.1% growth in diesel sales, supported by MOL's very strong fleet card sales (up 4.7% y-o-y). Our fuel market share, according to MÁSZ (Hungarian Petroleum Association), was at 38.3% in 2006 compared to 40.6% in 2005. Nevertheless, the two sets of data are not comparable, as Tesco joined MÁSZ in April 2005. Despite the dynamic Hypermarket growth in 2005, MOL managed to stabilize its market share and improve it by 1 percentage point compared to its lowest level of 37.3% in January 2005. In Hungary, shop sales revenue increased by 6.3% in 2006, y-o-y.

Slovakian retail market share has been relatively stable since July 2005 at around 41%. In March 2005, a new retail strategy was implemented to ensure competitive positioning and offset the decrease in market share. Our gasoline sales decreased by 7.3%, while diesel sales increased by 10.9% y-o-y last year in Slovakia. Fleet card sales grew by 9.7% in 2006.

Romanian retail market share increased to 14.4% in 2006. Our fuel sales increased by 26.3% in 2006 y-o-y, as a result of both network expansion (Shell Romania acquisition) and the 13% y-o-y increase in sales volume per site. Our shop sales revenue also increased by 24.4%, faster than the Romanian consumption goods demand growth of 10% in 2006 compared to 2005.

In other markets, our retail volume grew by 12.5% in 2006 y-o-y, of which Serbia, Austria and Slovenia had showed 76% combined retail volume growth. In Serbia we opened 10 new greenfield sites, while in Austria we rent 10 new sites which were redesigned to Roth colours. In Slovenia we reached an outstanding throughput per site indicator.

CAPEX declined significantly (by HUF 18 bn) despite the increase in the refinery's CAPEX, as the acquisition cost of the Shell filling station network was paid in 2005. The refinery CAPEX increase is due to the extension of CAPEX's category, namely spending for catalyst was taken into account as CAPEX from 2006. Excluding this change, **CAPEX** spending of refineries was stable y-o-y. Projects enabling the bio-fuels production and compliance with environmental regulations were dominant in 2006.

Petrochemicals

Segment IFRS results (in HUF bn)

Q3 2006	Q4 2006	Q4 2005	Ch. %	Petrochemicals	FY 2005	FY 2006	Ch. %
10.1	15.2	8.6	77	EBITDA	33.1	41.8	26
5.5	**10.1**	**5.6**	**80**	**Operating profit/(loss)**	**19.1**	**23.2**	**21**
2.8	3.3	4.7	(30)	CAPEX and investments[1]	11.2	8.9	(21)

*Not including the profit of test run.

Key segmental operating data

Q3 2006	Q4 2006	Q4 2005	Ch. %	PETROCHEMICAL PRODUCTION KT	FY 2005	FY 2006	Ch. %
164	202	213	(5)	Ethylene	796	775	(3)
81	103	105	(2)	Propylene	404	386	(4)
146	178	201	(11)	Other products	773	687	(11)
391	**483**	**519**	**(7)**	**Total olefin**	**1,973**	**1,848**	**(6)**
67	57	69	(17)	LDPE	284	263	(7)
77	100	98	2	HDPE	353	360	2
122	122	131	(7)	PP	441	496	12
266	**279**	**298**	**(6)**	**Total Polymers**	**1,078**	**1,119**	**(4)**
Q3 2006	Q4 2006	Q4 2005	Ch. %	PETROCHEMICAL SALES BY PRODUCT GROUP Kt	FY 2005	FY 2006	Ch. %
50	69	60	15	Olefin products	230	244	6
269	293	294	0	Polymer products	1,065	1,126	6
Q3 2006	Q4 2006	Q4 2005	Ch. %	PETROCHEMICAL SALES (external) Kt	FY 2005	FY 2006	Ch. %
107	130	119	9	Hungary	468	479	2
18	20	14	43	Slovakia	69	72	4
194	212	221	(4)	Other markets	758	819	8
319	**362**	**354**	**2**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**1,295**	**1,370**	**6**

Operating profit of the Petrochemical segment grew by 21.5% y-o-y to HUF 23.2 bn in 2006. EBITDA growth was even more impressive at 26.3% y-o-y growth to HUF 41.8 bn. Operating profit reached HUF 10.1 bn in Q4 2006, which represents more than an 80% improvement both q-o-q and y-o-y. Improving market conditions as well as volume growth were the major drivers of the growth.

Petrochemical integrated margin improved further in Q4 by 14.4% q-o-q due to a 12% decrease in the USD denominated naphtha quotations and 1-6% decrease in the EUR denominated polymer quotations. With the continuation of the positive trends presentsince the mid-third quarter, the yearly average value of integrated margin increased by 12.2% y-o-y in 2006, as a combined result of a 20% increase in the USD denominated naphtha price and a 8-20% increase in EUR denominated polymer quotations.

Olefin sales increased by 6.2% y-o-y in 2006, as a result of better utilisation of new capacities. In addition, the production of the new Olefin-2 plant in TVK surpassed its nominal capacity.

Polymer sales rose by 5.7% to 1,126 kt, due to better capacity utilisation of the new plants (HDPE-2 in TVK and PP-3 in Slovnaft). The composition of polymer sales changed with the ratio of PP sales up to 45%, beside HDPE (32%) and LDPE (23%) products.

In spite of the general overhauls carried out at the TVK plants during summer and at Slovnaft plants in October, as a result of proper inventory policy, the polymer sales almost reached the basis level in Q4, allowing the company to benefit from positive market trends.

CAPEX spending reached HUF 8.9 bn in 2006, which was HUF 2.3 bn lower than in 2005, mainly due to the implementation of strategic development projects.

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

Subsidiaries IFRS results (non consolidated, in HUF bn)

Q3 2006	Q4 2006	Q4 2005	Ch. %	Transmission	FY 2005	FY 2006	Ch. %
8.9	10.6	10.0	6	EBITDA	40.5	43.3	7
5.4	**6.2**	**5.5**	**13**	**Operating profit/(loss)**	**27.3**	**29.3**	**7**
2.4	4.1	7.2	(43)	CAPEX and investments	11.4	11.2	(2)
Q3 2006	**Q4 2006**	**Q4 2005**	**Ch. %**	**Wholesale ***	**FY 2005**	**FY 2006**	**Ch. %**
n.a.	n.a.	(15.0)	n.a.	EBITDA	(4.7)	(8.6)	n.a.
n.a.	**n.a.**	**(15.0)**	**n.a.**	**Operating profit/(loss)**	**(4.7)**	**(8.6)**	**n.a.**
n.a.	n.a.	0.0	n.a.	CAPEX and investments	0.0	0.0	n.a.
Q3 2006	**Q4 2006**	**Q4 2005**	**Ch. %**	**Storage ***	**FY 2005**	**FY 2006**	**Ch. %**
n.a.	n.a.	3.9	n.a.	EBITDA	22.8	7.4	n.a.
n.a.	**n.a.**	**2.0**	**n.a.**	**Operating profit/(loss)**	**16.2**	**5.7**	**n.a.**
n.a.	n.a.	65.4	n.a.	CAPEX and investments	75.2	2.0	n.a.

Main operational data

Q3 2006	Q4 2006	Q4 2005	Ch. %	Transmission volumes	mn cm	FY 2005	FY 2006	Ch. %
3,647	4,127	4,670	(12)	Hungarian natural gas transmission **		17,714	17,278	(2)
320	823	904	(9)	Natural gas transit		2,570	2,386	(7)

Q3 2006	Q4 2006	Q4 2005	Ch. %	Transmission fee	HUF/cm	FY 2005	FY 2006	Ch. %
3.61	3.35	2.87	17	Hungarian natural gas transmission fee		3.03	3.16	4

*FY 2006 data of the two divested gas companies show the Q1 values due to the divestment in March
** including transmission volume to the gas storages

Operating profit of the gas business was significantly influenced by the one-off profit positive effect of the sale of the two gas companies (MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc.) as of March 31st, 2006. This effect was somewhat off-set by the absence of the Q2-Q4 profit contribution of the two gas companies which are no longer included in consolidated accounts. The profit of the gas business adjusted for the different operational conditions of the two periods and for the one-off gain from divestment of the gas business reflects the impact of the surplus profit of MOL Natural Gas Transmission Plc.

Operating profit of MOL Natural Gas Transmission Plc. increased by 7.3% (HUF 2.0bn) y-o-y to HUF 29.3 bn in 2006. The excess capacity fee invoiced to the players of the domestic market was HUF 1.7 bn in 2006. The favourable impact of transmission tariff changes in 2006 played a significant role in increasing revenues, while the domestic transmitted volume was 2.5% lower y-o-y due to the mild weather conditions. As a joint impact of the domestic tariff increase and volume decrease, revenues from domestic transmission grew by HUF 1.1 bn y-o-y in 2006.

International natural gas transit revenue increased by 23% (HUF 2.7 bn) y-o-y in 2006. The changes of contractual conditions, gas price and exchange rate fuelled the growth in transit fee, while transmitted natural gas volume showed a decrease of 7.2%.

Operating costs related to transmission activity increased by 8.3% y-o-y in 2006. Within this cost increase the 14.3% growth in the natural gas cost used for operational purposes – mainly for driving compressors – is determinant in spite of the decreasing volume as a consequence of the gas price exceeding the base period by 34.5%.

Capex: Value of investments decreased by HUF 0.2 bn in 2006 compared to HUF 11.4 bn in 2005.

Financial overview

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2006 were adopted by the Group and their impact is reflected in the Q4 Flash Report. Apart from some minor modifications in the current policies and disclosures, IFRIC 4 has resulted in a significant change:

IFRIC 4 – Determining whether an Arrangement contains a Lease requires lease accounting for agreements, the fulfillment of which depends on a specific asset or assets and it conveys a right to use the asset(s). One facility at TVK's premises meeting the criteria of IFRIC 4 has been recorded among Property, Plant and Equipment in the consolidated balance sheet from 1 January 2006 with a value of HUF 2.5 bn with a corresponding increase in lease payables among Long-term Debt. In prior periods, the agreement was accounted for as service contract, i.e. expensed when payments occurred.

Operations

The majority of changes in the consolidated income statement items reflect the effect of the gas business sale, since comparative annual figures include the gas companies' full contribution, while current figures include only first quarter performance of the gas companies sold.

In 2006, Group net sales revenues increased by 18% to HUF 2,890.7 bn, primarily reflecting increased average selling prices and sales volumes of crude oil and refining products. Other operating income in 2006 reflects the one-time gain of HUF 82.6 bn realized on the disposal of the gas business. The value of raw materials and consumables used increased by 16%, slightly below the growth rate of sales. Within this, raw material costs increased by 30%, primarily as a result of sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold decreased by 6%, as the comparative period contained the full contribution of the gas business disposed of and as a result of higher prices of import crude oil and oil products sold during the period. The value of material-type services used increased by 12% to HUF 124.7 bn. Other operating expenses increased by 27% to HUF 275.7 bn, mainly due to an increase in the royalty payment (HUF 57.0 bn). Personnel expenses for the period increased by 2%, including an average salary increase of 5%. In addition, the comparative period includes a HUF 2.5 bn one-time severance payment redemption cost. Group closing headcount decreased by 5.4% y-o-y, from 14,660 to 13,861. Of the production costs incurred in the current period, HUF 13.4 bn is attributable to the decrease in the level of finished goods inventory and work in progress, as opposed to the increase of HUF 55.7 bn in 2005.

A net financial expense of HUF 37.7 bn was recorded in 2006 (compared to HUF 32.2 bn in 2005), consisting mainly interest payable of HUF 13.4 bn and foreign exchange loss of HUF 21.0 bn. Comparative figures are HUF 12.8 bn interest payable and HUF 22.0 bn foreign exchange loss, respectively. Fair valuation loss on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd since its issuance in March 2006 was HUF 14.1 bn, as all important factors (share price, HUF/EUR exchange rate and volatility) affecting the embedded option value moved in unfavourable direction. Net financial loss of HUF 10.9 bn in Q4 2006 includes a HUF 15.0 bn loss on fair value of conversion option and HUF 0.9 bn gain on a commodity hedge position in the period. Income from associates includes INA's 2006 contribution of HUF 4.4 bn and the income of Panrusgaz until its disposal in October.

Corporate tax expense decreased by HUF 3.7 bn to HUF 25.5 bn in 2006, primarily as a result of the tax expense of the gas companies sold, which was HUF 1.7 bn in 2005. The current tax expense is the result of the contribution of Slovnaft (19% corporate tax rate) and the gas transmission company (16%), of HUF 9.0 bn and HUF 1.3 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 5.8 bn). MOL Plc. has completed its compliance testing and concluded that capital investments completed in 2005 qualify the company for a corporate tax holiday in 2006 as well.

Balance sheet

Total assets amounted to HUF 2,173,3 bn at the end of December 2006, representing an increase of 7%, compared to 31 December 2005. Within this, Intangibles Assets increased significantly as a result of recognizing proven undeveloped and possible reserves in the acquisition of 100% ownership of Baitex LLC, Russia in December, 2006. Property, Plant and Equipment decreased by 8%, reflecting primarily the sales of the gas business (HUF 118.6 bn). Inventories decreased by 31% to HUF 181.6 bn due to the sales of the gas business (HUF 94.7 bn) and the higher sales volumes of refining products.

Net trade receivables decreased by 21% to HUF 228.6 bn, reflecting primarily the sales of the gas business (HUF 83.1 bn). Trade and other payables increased by 7% to HUF 475.6 bn, resulting from the contingent consideration of HUF 37.9 bn received for the gas business which has been accrued.
Total amount of provisions at the end of 2006 was HUF 124.1 bn compared to the balance of 2005 year-end, which was HUF 120.3 bn, the change reflecting mainly the unwinding of the discount recorded thereon. Other non-current liabilities increased to HUF 56.9 bn, representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 51.6 bn as of 31 December 2006. The 45% decrease in Long-term debt (including current portion) compared to the 2005 year-end indicates further improvement in the liquidity position of the Group. As at 31 December 2006, 95.5% of the MOL Group's total debt was Euro-denominated, 4.0% in HUF and 0.5% in USD and other currencies. At the end of Q4 2006, MOL's gearing (net debt to net debt plus shareholders' equity including minority interests) was minus 17.3% (caused by the cash positive status of the Group) compared to 23.4% at the end of 2005.

Holders of the capital securities of Magnolia received a total coupon payment of HUF 4.9 bn in Q2-Q4 period of 2006 and the dividend for MOL shares held by Magnolia was also settled (HUF 1.9 bn). Both of these have been recorded directly against equity attributable to minority interest.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 13.6 bn as of 2006 compared to HUF 32.0 bn at the end of 2005. Our other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in the year of 2006 compared to the amounts reported in the previous year.

Cash flow

Operating cash flow in 2006 was HUF 528.0 bn, a 87% increase compared to the 2005 figure. Operating cash flow before movements in working capital increased by 13%. The change in the working capital position increased funds by HUF 101.8 bn, arising from an increase in other receivables and other current liabilities (of HUF 2.1 bn and HUF 42.8 bn respectively), as well as a decrease in inventories and accounts receivables and accounts payables (of HUF 71.6 bn, HUF 12.8 bn and HUF 23.3 bn). Corporate taxes paid amounted to HUF 24.4 bn, related to a cash outflow of Slovnaft's corporate tax liabilities arising in 2005 and the tax expense of the ZMB project.

Net cash provided by investing activities was HUF 113.1 bn compared with net cash of HUF 259.5 bn used in 2005. The cash inflow of the current period reflects the combined effect of the consideration received for gas subsidiaries sold and the year-end acquisition of 100% of the shares of BaiTex LLC in Russia, while the comparative figure of 2005 contains the cash used for the share buyback from Slovintegra-Slovbena, which is shown in the Acquisition of subsidiaries item and the payment for the ownership of 3 bcm cushion gas. Net financing cash outflows amounted to HUF 287.3 bn, being mainly the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, HUF 176.5 bn net repayment of long-term debt and HUF 238.1 bn repurchase of treasury shares (including those previously held by the Hungarian State Privatization Agency).

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED 31 DECEMBER 2006
Unaudited figures (in HUF million)

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %		FY 2005 Restated	FY 2006	Ch. %
762,307	627,604	753,122	(17)	Net sales	2,455,164	2,890,749	18
3,302	13,941	5,250	166	Other operating income	18,450	107,218	481
765,609	**641,545**	**758,372**	**(15)**	**Total operating revenues**	**2,473,614**	**2,997,967**	**21**
391,942	304,998	303,651	-	Raw material costs	1,048,209	1,363,875	30
31,309	37,720	25,772	46	Value of material-type services used	111,313	124,729	12
114,513	96,552	223,362	(57)	Cost of goods purchased for resale	641,655	602,951	(6)
537,764	*439,270*	*552,785*	*(21)*	*Raw material and consumables used*	*1,801,177*	*2,091,555*	*16*
24,840	31,317	28,049	12	Personnel expenses	107,874	109,910	2
32,336	38,619	40,916	(6)	Depreciation, depletion, amortisation and impairment	123,500	135,443	10
74,351	72,506	63,239	15	Other operating expenses	217,322	275,674	27
6,567	25,453	11,007	131	Change in inventory of finished goods & work in progress	(55,722)	13,445	n.a.
(5,003)	(10,823)	(2,354)	360	Work performed by the enterprise and	(24,973)	(25,510)	2
670,855	**596,342**	**693,642**	**(14)**	**Total operating expenses**	**2,169,178**	**2,600,517**	**20**
94,754	**45,203**	**64,730**	**(30)**	**Operating profit**	**304,436**	**397,450**	**31**
3,793	4,894	1,917	155	Interest received	4,221	13,254	214
23	17	3	467	Dividends received	28	55	96
851	(851)	-	n.a.	Fair valuation difference of conversion option	-	-	n.a.
3,080	(1,542)	1,655	n.a.	Exchange gains and other financial income	4,185	1,954	(53)
7,747	**2,518**	**3,575**	**(30)**	***Financial income***	**8,434**	**15,263**	**81**
2,934	2,008	3,566	(44)	Interest on borrowings	12,849	13,428	5
1,529	1,543	1,128	37	Interest on provisions	4,802	6,114	27
-	(7)	1	n.a.	Write-off of financial investments	(17)	(24)	41
(4,953)	14,131	-	n.a.	Fair valuation difference of conversion option	-	14,131	n.a.
(4,663)	(4,276)	8,236	n.a.	Exchange losses and other financial expenses	22,958	19,318	(16)
(5,153)	**13,399**	**12,931**	**4**	***Financial expense***	**40,592**	**52,967**	**30**
(12,900)	**10,881**	**9,356**	**16**	**Total financial expense/(gain), net**	**32,158**	**37,704**	**17**
(791)	1,368	1,075	27	Income from associates	4,879	5,195	6
106,863	**35,690**	**56,449**	**(37)**	**Profit before tax**	**277,157**	**364,941**	**32**
(15,084)	3,934	2,909	35	Income tax expense	29,158	25,489	(13)
121,947	**31,756**	**53,540**	**(41)**	**Net income for the year** [1]	**247,999**	**339,452**	**37**
				Attributable to:			
119,532	**24,526**	**52,342**	**(53)**	Equity holders of the parent	**244,919**	**331,420**	**35**
2,415	7,230	1,198	504	Minority interests	3,080	8,032	161
1,298	**265**	**515**	**(49)**	**Basic earnings per share (HUF)**	**2,401**	**3,480**	**45**
1,148	**399**	**511**	**(22)**	**Diluted earnings per share (HUF)** [2]	**2,377**	**3,428**	**44**

[1] As required by IAS 1 'Presentation of Financial Statements' (revised in 2005), the profit or loss attributable to minority interest and profit or loss attributable to equity holders of the parent should be disclosed on the face of the income statement as the allocation of the profit or loss for the period. 'Net income attributable to equity holders of the parent' has the same accounting content as the previously reported 'Net income'.

[2] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 31 DECEMBER 2006

Unaudited figures (in HUF million)

	31 Dec. 2005 Restated	31 Dec. 2006	Change %
Assets			
Non-current assets			
Intangible assets	40,740	93,344	129
Property, plant and equipment	1,112,753	1,027,417	(8)
Investments	126,840	132,812	5
Deferred tax asset	33,480	19,571	(42)
Other non-current assets	30,363	26,509	(13)
Total non-current assets	**1,344,176**	**1,299,653**	**(3)**
Current assets			
Inventories	264,985	181,639	(31)
Trade receivables, net	289,348	228,636	(21)
Marketable securities	519	537	3
Other current assets	65,637	63,648	(3)
Cash and cash equivalents	64,170	399,179	522
Total current assets	**684,659**	**873,639**	**28**
Total assets	**2,028,835**	**2,173,292**	7
Liabilities and shareholders' equity			
Shareholders' equity			
Share capital[1]	94,020	83,467	(11)
Reserves	644,340	666,090	3
Net income attributable to equity holders of the parent	244,919	331,420	35
Equity attributable to equity holders of the parent	**983,279**	**1,080,977**	**10**
Minority interest	70,359	191,526	172
Total equity	**1,053,638**	**1,272,503**	**21**
Non-current liabilities			
Long-term debt, net of current portion	296,844	208,271	(30)
Provisions for liabilities and charges	108,045	113,341	5
Deferred tax liability	17,704	32,281	82
Other non-current liabilities	5,386	56,926	957
Total non-current liabilities	**427,979**	**410,819**	**(4)**
Current liabilities			
Trade and other payables	444,683	475,565	7
Provisions for liabilities and charges	12,256	10,753	(12)
Short-term debt	2,485	2,181	(12)
Current portion of long-term debt	87,794	1,471	(98)
Total current liabilities	**547,218**	**489,970**	**(10)**
Total liabilities and shareholders' equity	**2,028,835**	**2,173,292**	7

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) and is decreased by the face value of treasury shares and shares sold to Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED 31 DECEMBER 2006 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Net income attributable to equity holders of the parent	Total equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**260,445**	**430,966**	**208,570**	**734,170**	**67,955**	**802,125**
Effect of IFRS 3 –Transfer of previously recorded negative goodwill to retained earnings	-	-	-	-	-	27,633	27,633	-	27,633	-	27,633
Effect of IFRS 3 – Negative goodwill at associates	-	-	-	-	-	353	353	-	353	-	353
Restated opening balance 1 January 2005	**94,634**	**151,764**	**8,387**	**(3,184)**	**13,554**	**288,431**	**458,952**	**208,570**	**762,156**	**67,955**	**830,111**
Cash flow hedges, net of deferred tax	-	-	(4,709)	-	-	-	(4,709)	-	(4,709)	-	(4,709)
Fair value changes of financial instruments – Associates	-	-	(2,016)	-	-	-	(2,016)	-	(2,016)	-	(2,016)
Currency translation differences	-	-	-	34,888	-	-	34,888	-	34,888	362	35,250
Total income and expense for the period recognized directly in equity	-	-	(6,725)	34,888	-	-	28,163	-	28,163	362	28,525
Retained profit for the period	-	-	-	-	-	-	-	244,919	244,919	3,080	247,999
Total income and expense for the period	-	-	(6,725)	34,888	-	-	28,163	244,919	273,082	3,442	276,524
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	208,570	208,570	(208,570)	-	-	-
Dividends	-	-	-	-	-	(16,998)	(16,889)	-	(16,998)	(1,038)	(18,036)
Net change in balance of treasury shares held	(1,318)	(19,538)	-	-	-	-	(19,538)	-	(20,856)	-	(20,856)
Conversion of convertible bonds	366	1,694	-	-	-	-	1,694	-	2,060	-	2,060
Share-based payment	-	-	-	-	-	1,577	1,577	-	1,577	-	1,577
Slovnaft acquisition	338	1,622	-	-	(7,134)	-	(5,512)	-	(5,174)	-	(5,174)
Call option on shares	-	(692)	-	-	-	-	(692)	-	(692)	-	(692)
Shares under repurchase obligation, net deferred tax	-	-	-	-	(11,876)	-	(11,876)	-	(11,876)	-	(11,876)
Closing balance 31 December 2005	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**	**31,704**	**(5,456)**	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**
Cash flow hedges, net of deferred tax	-	-	1,731	-	-	-	1,731	-	1,731	-	1,731
Fair value changes of financial instruments – Associates	-	-	1,538	-	-	-	1,538	-	1,538	-	1,538
Currency translation differences	-	-	-	31,680	-	-	31,680	-	31,680	631	32,311
Total income and expense for the period recognized directly in equity	-	-	3,269	31,680	-	-	34,949	-	34,949	631	35,580
Retained profit for the period	-	-	-	-	-	-	-	331,420	331,420	8,032	339,452
Total income and expense for the period	-	-	3,269	31,680	-	-	34,949	331,420	366,369	8,663	375,032
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	244,919	(244,919)	-	-	-
Dividends	-	-	-	-	-	(30,195)	(30,195)	-	(30,195)	(8,660)	(38,855)
Net change in balance of treasury shares held	(10,898)	(226,275)	-	-	-	-	(226,275)	-	(237,173)	-	(237,173)
Conversion of convertible bonds	345	1,595	-	-	-	-	1,595	-	1,940	-	1,940
Share-based payment	-	-	-	-	-	(625)	(625)	-	(625)	-	(625)
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	-	-	-	121,164	121,164
Shares under repurchase obligation	-	-	-	-	(2,618)	-	(2,618)	-	(2,618)	-	(2,618)
Closing balance 31 December 2006	**83,467**	**(89,830)**	**4,931**	***63,384***	***(8,074)***	***695,679***	***666,090***	***331,420***	***1,080,977***	***191,526***	1,272,503

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE YEAR ENDED 31 DECEMBER 2006
Unaudited figures (in HUF million)

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %		FY 2005 Restated	FY 2006	Ch. %
94,754	**45,203**	**64,730**	**(30)**	**Profit from operations**	**304,436**	**397,450**	**31**
				Adjustments to reconcile operating profit to net cash provided by operating activities			
32,336	38,619	40,916	(6)	Depreciation, depletion, amortisation and impairment	123,500	135,443	10
588	77	86	(10)	Net unrealised loss recorded on financial instruments	1,435	866	(40)
2,417	239	458	(48)	Write-off of inventories	886	2,739	209
33	(1,399)	(1,328)	5	Reversal of impairment losses on PP&E	(2,105)	(1,624)	(23)
(638)	(773)	(9,024)	(91)	Decrease in provisions	(39,781)	(4,154)	(90)
(506)	(1,192)	199	n.a.	Net (gain) / loss on sale of fixed assets	315	(1,079)	n.a.
191	597	1,039	(43)	Write off / (reversal of write off) of receivables	(3,734)	1,523	n.a.
(1,750)	22	(1,393)	n.a.	Unrealised foreign exchange (gain) and loss on receivables and payables	(94)	473	n.a.
-	(3,752)	-	n.a.	Net gain on sale of subsidiaries	-	(86,316)	n.a.
1,618	(1,529)	3,437	n.a.	Exploration and development costs expensed during the year	11,493	3,788	(67)
358	466	2,729	(83)	Cost of share based payment	1,577	(131)	n.a.
476	140	(85)	n.a.	Other non cash items	(752)	1,597	n.a.
129,877	**76,718**	**101,764**	**(25)**	***Operating cash flow before changes in working capital***	**397,176**	**450,575**	**13**
6,582	36,460	37,240	(2)	(Increase) / decrease in inventories	(94,417)	71,620	n.a.
(249)	35,941	(66,882)	n.a.	(Increase) / decrease in accounts receivable	(62,354)	12,785	n.a.
2,082	11,214	16,146	(31)	(Increase) / decrease in other receivables	(1,305)	(2,084)	60
(3,694)	8,264	54,277	(85)	Increase / (decrease) in accounts payable	78,992	(23,313)	n.a.
21,318	(35,359)	(41,911)	(16)	Increase / (decrease) in other current liabilities	(2,830)	42,783	n.a.
(5,079)	(9,663)	(9,887)	(2)	Corporate taxes paid	(33,103)	(24,390)	(26)
150,837	**123,575**	**90,747**	**36**	**Net cash provided by operating activities**	**282,159**	**527,976**	**87**
(34,011)	(63,301)	(120,246)	(47)	Capital expenditures, exploration and development costs	(214,586)	(143,373)	(33)
668	1,845	2,048	(10)	Proceeds from disposals of fixed assets	4,565	8,806	93
-	(42,462)	(38)	111,642	Acquisition of subsidiaries, net cash	(31,430)	(42,462)	35
-	-	-	n.a.	Acquisition of joint ventures, net cash	(712)	-	n.a.
-	-	(20,000)	n.a.	Acquisition of other investments	(20,000)	-	n.a.
670	7,357	-	n.a.	Net cash inflow on sales on subsidiary undertakings	-	272,126	n.a.
-	3,187	28	11,282	Proceeds from disposal of investments	86	3,187	3,606
526	1,530	237	546	Changes in loans given and long-term bank deposits	(3,961)	1,305	n.a.
1	(38)	3	n.a.	Changes in short-term investments	-	5	n.a.
3,106	4,254	2,827	50	Interest received and other financial income	5,730	12,679	121
590	17	61	(72)	Dividends received	828	830	0
(28,450)	**(87,611)**	**(135,080)**	**(35)**	**Net cash (used in) / provided by investing activities**	**(259,480)**	**113,103**	**n.a.**
-	-	-	n.a.	Issuance of Perpetual Exchangeable Capital Securities	-	159,174	n.a.
-	-	185,933	n.a.	Issuance of long-term notes	185,933	-	n.a.
-	-	-	n.a.	Repayment of long-term notes	(360)	-	n.a.
-	-	-	n.a.	Repayment of zero coupon notes	(15,000)	-	n.a.
-	-	115,379	n.a.	Long-term debt drawn down	450,278	432,020	(4)
(11,363)	(157)	(264,731)	(100)	Repayments of long-term debt	(556,063)	(608,486)	9
5	9	(620)	n.a.	Changes in other long-term liabilities	(1,469)	(147)	(90)
1,125	407	(5,413)	n.a.	Changes in short-term debt	(55,925)	33,800	n.a.
(942)	(8,911)	(3,553)	151	Interest paid and other financial costs	(16,807)	(26,641)	59
(19)	(5)	(88)	(94)	Dividends paid to shareholders	(16,991)	(30,174)	78
(2,320)	(1,584)	(6)	26,300	Dividends paid to minority interest	(1,245)	(8,755)	603
-	-	(9)	n.a.	Sale of treasury shares	29	-	n.a.
-	-	14	n.a.	Repurchase of treasury shares	(21,852)	(238,099)	990
(13,514)	**(10,241)**	**26,906**	**n.a.**	**Net cash (used in) / provided by financing activities**	**(49,472)**	**(287,308)**	**481**
108,873	**25,723**	**(17,427)**	**n.a.**	**Increase/(decrease) in cash and cash equivalents**	**(26,793)**	**353,771**	**n.a.**
295,700	397,461	81,251	389	Cash at the beginning of the period	88,126	64,170	(27)
-	-	-	n.a.	Cash effect of consolidation of subsidiaries previously accounted for as other investment	1,131	214	(81)
1,114	26	343	(92)	Exchange differences on the consolidation of foreign subsidiaries	1,687	1,098	(35)
(8,226)	(24,031)	3	n.a.	Unrealised foreign exchange difference on cash and cash equivalents	19	(20,074)	n.a
397,461	**399,179**	**64,170**	**522**	**Cash at the end of the period**	**64,170**	**399,179**	**522**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	NET SALES REVENUES[1]	FY 2005 Restated	FY 2006	Ch. %
102,679	92,845	88,403	5	Exploration and Production	289,497	389,411	35
681,430	533,334	512,118	4	Refining and Marketing	1,767,374	2,331,460	32
16,471	17,745	233,572	(92)	Natural Gas	661,761	367,803	(44)
113,269	117,650	107,325	10	Petrochemicals	355,697	451,210	27
22,937	40,414	40,028	1	Corporate and other	97,258	102,943	6
936,786	**801,988**	**981,446**	**(18)**	**TOTAL NET SALES REVENUES**	**3,171,587**	**3,642,827**	**15**
(174,479)	**(174,384)**	**(228,324)**	**(24)**	Less: Inter(segment transfers)	**(716,423)**	**(752,078)**	**5**
(50,173)	(39,783)	(78,730)	(49)	ow: Exploration and Production	(258,847)	(227,069)	(12)
(78,247)	(73,606)	(82,802)	(11)	ow: Refining and Marketing	(267,462)	(324,391)	21
(27)	(85)	(6,505)	(99)	ow: Natural Gas	(20,430)	(8,261)	(60)
(24,190)	(23,074)	(23,111)	n.a.	ow: Petrochemicals	(79,736)	(95,392)	20
(21,842)	(37,836)	(37,176)	2	ow: Corporate and other	(89,948)	(96,965)	8
762,307	**627,604**	**753,122**	**(17)**	**TOTAL NET EXTERNAL SALES REVENUES**	**2,455,164**	**2,890,749**	**18**

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	OPERATING PROFIT[1]	FY 2005 Restated	FY 2006	Ch. %
34,893	17,822	31,422	(43)	Exploration and Production	105,374	123,445	17
58,697	19,491	38,427	(49)	Refining and Marketing	176,987	171,502	(3)
5,467	8,084	(1,880)	n.a.	Natural Gas *	50,415	109,408	117
5,463	10,118	5,631	80	Petrochemicals	19,114	23,153	21
(9,987)	(12,055)	(8,438)	43	Corporate and other	(41,788)	(47,462)	14
221	1,743	(432)	n.a.	Intersegment transfers[2]	(5,666)	17,404	n.a.
94,754	**45,203**	**64,730**	**(30)**	**TOTAL**	**304,436**	**397,450**	**31**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	DEPRECIATION	FY 2005 Restated	FY 2006	Ch. %
7,690	13,589	13,315	2	Exploration and Production	31,650	37,815	19
15,836	15,636	20,288	(23)	Refining and Marketing	61,407	63,007	3
1,634	1,869	2,096	(11)	Natural Gas	6,845	6,810	(1)
4,605	5,068	2,970	71	Petrochemicals	14,017	18,608	33
2,571	2,457	2,247	9	Corporate and other	9,581	9,203	(4)
32,336	**38,619**	**40,916**	**(6)**	**TOTAL**	**123,500**	**135,443**	**10**

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	EBITDA	FY 2005 Restated	FY 2006	Ch. %
42,583	31,411	44,737	(30)	Exploration and Production	137,024	161,260	18
74,533	35,127	58,715	(40)	Refining and Marketing	238,394	234,509	(2)
7,101	9,953	216	4,508	Natural Gas *	57,260	116,218	103
10,068	15,186	8,601	77	Petrochemicals	33,131	41,761	26
(7,416)	(9,598)	(6,191)	55	Corporate and other	(32,207)	(38,259)	19
221	1,743	(432)	n.a.	Intersegment transfers[2]	(5,666)	17,404	n.a.
127,090	**83,822**	**105,646**	**(21)**	**TOTAL**	**427,936**	**532,893**	**25**

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	CAPITAL EXPENDITURES	FY 2005 Restated	FY 2006	Ch. %
8,409	55,761	10,655	423	Exploration and Production	34,418	79,568	131
18,395	38,582	26,313	47	Refining and Marketing	92,199	74,177	(20)
2,464	4,057	72,540	(94)	Natural Gas	85,844	13,111	(85)
2,829	3,414	4,713	(28)	Petrochemicals	11,105	8,932	(20)
1,801	6,996	7,280	(4)	Corporate and other	13,137	10,698	(19)
33,898	**108,811**	**121,501**	**(10)**	**TOTAL**	**236,703**	**186,486**	**(21)**

30/09/2006	TANGIBLE ASSETS	31/12/2005 Restated	31/12/2006	Ch. %
147,694	Exploration and Production	145,971	149,839	3
527,127	Refining and Marketing	515,954	540,054	5
76,796	Natural Gas	192,344	79,022	(59)
197,916	Petrochemicals	202,032	196,188	(3)
59,512	Corporate and other	56,452	62,314	10
1,009,045	**TOTAL**	1,112,753	1,027,417	(8)

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	NET SALES REVENUES[1]	FY 2005 Restated	FY 2006	Ch. %
475	460	417	10	*Exploration and Production*	1,450	1,850	28
3,153	2,642	2,418	9	Refining and Marketing	8,850	11,076	25
76	88	1,103	(92)	Natural Gas	3,314	1,747	(47)
524	583	507	15	Petrochemicals	1,781	2,144	20
106	200	189	6	Corporate and other	487	489	-
4,334	**3,973**	**4,634**	**(14)**	**TOTAL NET SALES REVENUES**	**15,882**	**17,306**	**9**
(807)	**(863)**	**(1,079)**	**(20)**	Less: Inter(segment transfers)	**(3,586)**	**(3,573)**	**(0)**
(232)	(197)	(372)	(47)	ow: Exploration and Production	(1,296)	(1,079)	(17)
(362)	(365)	(391)	(7)	ow: Refining and Marketing	(1,339)	(1,541)	15
0	-	(31)	-	ow: Natural Gas	(102)	(39)	(62)
(112)	(114)	(109)	5	ow: Petrochemicals	(399)	(453)	14
(101)	(187)	(176)	6	ow: Corporate and other	(450)	(461)	2
3,527	**3,110**	**3,555**	**(13)**	**TOTAL NET EXTERNAL SALES REVENUES**	**12,296**	**13,733**	**12**

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	OPERATING PROFIT[1]	FY 2005 Restated	FY 2006	Ch. %
161	88	148	(41)	*Exploration and Production*	528	586	11
272	97	181	(46)	Refining and Marketing	886	815	(8)
25	40	(9)	n.a.	Natural Gas *	252	520	106
25	50	27	85	Petrochemicals	96	110	15
(46)	(60)	(40)	50	Corporate and other	(209)	(225)	8
1	9	(2)	n.a.	Intersegment transfers[2]	(28)	82	n.a.
438	**224**	**305**	**(27)**	**TOTAL**	**1,525**	**1,888**	**24**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	DEPRECIATION	FY 2005 Restated	FY 2006	Ch. %
36	67	63	6	Exploration and Production	158	180	14
73	77	96	(20)	Refining and Marketing	307	299	(3)
8	9	10	(10)	Natural Gas	34	32	(6)
21	25	14	79	Petrochemicals	70	88	26
12	12	11	9	Corporate *and other*	48	44	(8)
150	**190**	**194**	**(2)**	**TOTAL**	**617**	**643**	**4**

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	EBITDA	FY 2005 Restated	FY 2006	Ch. %
197	155	211	(27)	Exploration and Production	686	766	12
345	174	277	(37)	Refining and Marketing	1,193	1,114	(7)
33	49	1	4,800	Natural Gas *	286	552	93
46	75	41	83	Petrochemicals	166	198	19
(34)	(48)	(29)	66	Corporate and other	(161)	(181)	12
1	9	(2)	n.a.	Intersegment transfers[2]	(28)	82	n.a.
588	**414**	**499**	**(17)**	**TOTAL**	**2,142**	**2,532**	**18**

Q3 2006	Q4 2006	Q4 2005 Restated	Ch. %	CAPITAL EXPENDITURES	FY 2005 Restated	FY 2006	Ch. %
39	276	50	452	Exploration and Production	172	378	120
85	191	124	54	Refining and Marketing	462	353	(24)
11	20	342	(94)	Natural Gas	430	62	(86)
13	17	22	(23)	Petrochemicals	56	42	(25)
8	35	34	3	Corporate and other	66	51	(23)
156	**539**	**572**	**(6)**	**TOTAL**	**1,186**	**886**	**(25)**

30/09/2006	TANGIBLE ASSETS	31/12/2005 Restated	31/12/2006	Ch. %
685	Exploration and Production	683	782	14
2,444	Refining and Marketing	2,416	2,819	17
356	Natural Gas	900	412	(54)
918	Petrochemicals	946	1,024	8
276	Corporate and other	264	325	23
4,679	**TOTAL**	**5,209**	**5,362**	**3**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VII

MAIN EXTERNAL PARAMETERS

Q3 2006	Q4 2006	Q4 2005	Ch. %		FY 2005	FY 2006	Ch. %
69.5	59.6	56.9	5	Brent dated (USD/bbl)	54.5	65.1	19
65.7	56.5	54.1	4	Ural Blend (USD/bbl)	50.9	61.4	21
677.6	528.1	539.8	(2)	Premium unleaded gasoline 10 ppm (USD/t)*	534.1	619.3	16
644.3	570.3	564.1	1	Gas oil – ULSD 10 ppm (USD/t)*	542.0	608.4	12
568.0	498.4	475.8	5	Naphtha (USD/t)**	448.9	536.9	20
151.9	76.6	109.4	(30)	Crack spread – premium unleaded (USD/t)*	121.7	126.9	4
118.6	118.9	133.7	(11)	Crack spread – gas oil (USD/t)*	129.6	115.6	(11)
42.3	46.9	45.4	3	Crack spread – naphtha (USD/t)**	36.4	44.1	21
900	900	825	9	Ethylene (EUR/t)	739	863	17
481	550	459	20	Integrated petrochemical margin (EUR/t)	418	469	12
216.1	201.9	211.8	(5)	HUF/USD average	199.7	210.5	5
29.7	27.9	32.4	(14)	SKK/USD average	31.1	29.7	(4)
5.37	5.28	4.28	23	3m USD LIBOR (%)	3.50	5.13	47
3.22	3.59	2.34	53	3m EURIBOR (%)	2.18	3.08	41
7.33	8.18	6.23	31	3m BUBOR (%)	7.06	6.99	(1)

* FOB Rotterdam parity
** FOB Med parity

Q3 2006	Q4 2006	Ch. %		Q4 2005	Q4 2006	Ch. %
215.7	191.6	(11)	HUF/USD closing	213.6	191.6	(10)
273.5	252.3	(8)	HUF/EUR closing	252.7	252.3	0

APPENDIX VIII
EXTRAORDINARY ANNOUNCEMENTS IN 2006

Announcement date	
9 January	MOL appoints the Bank of New York as successor depositary bank for GDR programme
13 January	MOL and E.ON-Ruhrgas International agreed on the closing of the gas partnership transaction
31 January	*Investor Relations Officer has changed at MOL Rt.*
16 February	Personnel change at MOL Group
9 March	Proposed Transaction in Treasury Shares
13 March	MOL announcement on successful testing of oil/gas well in Pakistan
14 March	Sale of treasury shares
20 March	Treasury share transaction
31 March	MOL-E.ON Ruhrgas International closed gas business transaction
6 April	Retail portfolio optimisation in Romania
7 April	Organisational change at MOL Group
10 and 11 April	Treasury share transaction
28 April	MOL submitted a binding bid for a 96.9% stake in OAO Udmurtneft
3 May	Dividend Announcement of MOL Hungarian Oil and Gas Plc. for the 2005 Financial Year.
9 May	MOL exercised its call option with ÁPV Zrt.
15 May	Share sale of a MOL manager
22 May	Order to purchase treasury shares
23 and 24 May	Purchase of treasury shares
26 May	Share distribution for the MOL management and employees
29 May	Share transaction between MOL Plc. and APV Zrt. executed
15 June	Capital securities purchase of a MOL manager
21 June	Gazprom and MOL established a 50-50% joint project company
21 June	MOL Hungarian Oil and Gas Plc Upgrades to a Level-I ADR Program
28 June	MOL signed an exploration and production sharing agreement for the Block 43 located in North-Eastern Oman.
30 June	Organisational and personal change in MOL
7 July	Change in the name of the company at MOL
25 July	*MOL signs a EUR 825 million revolving facility agreement*
27 July	MOL and Rossi Beteiligungs Ltd. to build a biodiesel component plant
31 July	Personal change in MOL
4 August	Change in publication date of MOL 2006 first half flash report
8,10,15,21 and 23 August	Share transactions of MOL managers
28 August	MOL's first domestic exploration partnership signed
31 August	Share sale of a MOL manager
7 September	The Board of Directors of MOL decided on the capital increase of the company
8 September	MOL-INA consortium signed a contract with the government of Bosnia & Herzegovina to become 67% owner of Energopetrol
22 September	The Court of Registration has registered the capital increase of MOL
2 October	Change in the share ownership of senior executives
10 October	MOL has signed sale and purchase agreement with Russian NWOG on the purchase of 100% of the NWOG-MOL project company
25 October	Share sale of a MOL manager
2 November	Russian Competition Office approves MOL's purchase of 100% of NWOG-MOL
8 November	MOL signed an Articles of Association
8 November	MOL signs Petroleum Concession Agreements with the Republic of Pakistan on two explorations *blocks, Margala and Margala North*
20 November	Hungarian Privatisation and State Holding Company (APV Zrt.) intends to sell 1.73% of „A" series MOL shares through a public offering
23 November	Result of the tender on strategic gas storage
4 December	MOL submitted a binding bid for 100% stake in a Russian oil asset
14 December	Extension of option rights on MOL shares held by BNP Paribas
29 December	MOL has acquired 100% stake in BaiTex LLC

EXTRAORDINARY ANNOUNCEMENTS IN 2007

Announcement date	
4 January	MOL has acquired an ownership in the MSZKSZ Zrt.
9 January	MOL started negotiations to secure uninterrupted supply of crude oil
11 January	Crude supply to MOL refineries re-started
22 January	New activity in MOL's Articles of Association

APPENDIX IX

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2004	31 Dec 2005	31 March 2006	30 June 2006	30 Sept 2006	31 Dec 2006
Foreign investors (mainly institutional)	56.0	58.2	58.6	57.5	57.5	58.6
OMV	10.0	10.0	10.0	10.0	10.0	10.0
Slovbena, Slovintegra	8.0	0.0	0.0	0.0	0.0	0.0
BNP Paribas	0.0	6.9	7.0	8.6	8.2	8.2
Magnolia	0.0	0.0	5.5	5.5	5.5	5.5
ÁPV Zrt. (Hungarian State Privatisation and Holding Company)	11.8	11.7	11.7	1.7	1.7	0.0
Domestic institutional investors	5.7	4.0	3.9	4.9	4.8	5.2
Domestic private investors	3.6	2.4	2.0	1.8	2.3	2.5
MOL Plc. (treasury shares)	4.9	6.8	1.3	10.0	10.0	10.0

On 7 September 2006, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 108,985,250,578 to HUF 109,330,376,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 22 September 2006, the Court of Registration registered the capital increase.

According to the Share Register, only 4 shareholders had more than 5% influence in MOL Plc. on 31 December 2006: The Bank of New York, the depository bank for MOL's ADR programme, which had 8.7%, OMV having 10 %, BNP Paribas having 9.3 %, and Magnolia having 6.2% influence in MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock. Furthermore, according to the Articles of Association, influence is limited to 10% for any single shareholder group. The Bank of New York, as the depositary bank for MOL's GDR programme does not qualify as a shareholder group for the purpose of influence.

On 13 September 2004, "The Capital Group Companies, Inc." announced that it owned 5,713,830 ordinary shares. On 16 December 2004, FMR Corporation (Fidelity) announced that its influence had increased to 5.06%, on 18 January 2006 Fidelity announced that its influence had decreased to 4.76%. On 2 June 2006, AllianceBernstein L.P. announced that its influence had increased to 5.47% (5,368,970). These changes have not been registered in the share register.

On 13 December 2006 MOL contracted option agreements regarding Series "A" Ordinary Shares of MOL held by BNP. According to these agreements, the option rights on certain MOL shares held by BNP are extended until 18 December 2007. Pursuant to these agreements, MOL receive an American call option on 8,957,091 "A" series MOL shares from BNP, in addition BNP receive a European put option on the same number of MOL shares from MOL. The exercise price for 7,552,874 shares is USD 35.4432 per share, while the exercise price for 1,404,217 shares is USD 110.49531 per share.

There was no treasury share transaction in this quarter so MOL owned 10,898,525 "A" series and 578 "C" series MOL shares in treasury on 31 December 2006.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

Mr. Vratko Kaššovic, the Slovnaft CEO and MOL Group's Integrated Petrochemical Division Manager retired as of 6th of March 2006. The Board of Directors of MOL elected as of 6th of March 2006 Mr. Árpád Olvasó to the position of the Head of Integrated Petrochemical Division of the MOL Group. Slovnaft Board of Directors appointed Mr. Oszkár Világi as the new CEO of Slovnaft as of 6th of March 2006.

From 10 April 2006, a new division called Corporate Centre was set up to include the following functions: Management Services, Human Resources, Security and Protection, and Internal Audit. The Board of Directors of MOL appointed Mr. József Simola as Director of the Corporate Centre, an executive position, as of 7 April 2006.

From 1 July 2006, Lajos Alács was appointed to the position of Strategy and Business Development, Executive Vice President as a successor of Michel-Marc Delcommune. From 1992 to 2000, Mr Alács was the Director of MOLTRADE-Mineralimpex Plc. After that he joined MOL and in 2004 became the Head of Commercial Department in the Refining and Marketing Division. Michel-Marc Delcommune continues his employment as an advisor of the Chairman and CEO, and at the same time he remains a member of the Board of Directors at MOL and TVK.

Following the sale of the gas wholesale, marketing, trading and storage businesses, Sándor Fasimon, former Head of the Gas Business continues his work as the country Chairman of Russia and CIS as of 1 July 2006. In his new position he is not considered a senior manager of MOL Plc.

As of August 1, 2006 Slavomir Jankovic, Retail Services Division Managing Director continues his services as the special advisor to the Slovnaft CEO. As of January 1, 2007 László Geszti was appointed to the position of the Retail Services Division Managing Director. László Geszti was delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division. In the meantime, György Mosonyi, Group CEO directly supervised the Retail Services Division.

APPENDIX X
MOL GROUP FILLING STATIONS

MOL Group filling stations	31 Dec. 2005	30 Sept. 2006	31 Dec. 2006
Hungary	355	358	358
Slovakia	253	215	210
Romania	137	139	120
Austria	23	32	33
Czech Republic	30	30	30
Slovenia	10	10	10
Serbia	0	11	11
Poland	22	0	0
Other markets	0	0	0
Total MOL Group filling stations	**830**	**795**	**772**

END